Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY[1]
(millions of Canadian dollars)
				October 31		October 31
	2017					2016
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits[2,3]	$739,280	$46,729	$32,361	$14,692	$833,062	$773,484
Securitization liabilities
Securitization liabilities at fair value	2,063	3,728	4,024	2,965	12,780	11,801
Securitization liabilities at amortization cost	7,348	3,521	2,323	2,960	16,152	17,879
Subordinated notes and debentures	–	–	–	9,807	9,807	10,891
Liability for preferred shares	–	–	–	34	34	35
Structured entity liabilities	2,021	3,169	–	645	5,835	5,469
Contractual interest payments[4,5]	2,797	3,389	1,767	2,314	10,267	29,933
Operating lease commitments	939	1,669	1,327	3,505	7,440	7,955
Capital lease commitments	28	38	13	10	89	115
Network service agreements	–	–	–	–	–	–
Automated teller machines	125	220	91	–	436	118
Contact centre technology	30	–	–	–	30	61
Software licensing and equipment maintenance	161	173	58	–	392	443
Total	$754,792	$62,636	$41,964	$36,932	$896,324	$858,184
1	Amounts are presented on an undiscounted basis.
2	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
3	Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.
4	Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2017, and October 31, 2016, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
5	Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank’s 2017 Consolidated Financial Statements for additional details.